GELTECH SOLUTIONS, INC.
1460 Park Lane South

Suite 1

Jupiter, FL 33458

December 19, 2007

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D. C. 20549

Attention:  Jennifer R. Hardy

Legal Branch Chief

Re:

GelTech Solutions, Inc./SB-2 Correspondence

Registration Statement on Form SB-2/Amendment No. 2

File No. 333-144736

Dear Ms. Hardy:

GelTech Solutions, Inc. (the “Company”) is hereby withdrawing its request, dated December 17, 2007, to accelerate the Company’s Registration Statement on Form SB-2 referenced above on December 20, 2007.

Very truly yours,

/s/ Michael Cordani

Michael Cordani

Chief Executive Officer

cc:

Michael D. Harris, Esq.